UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐	NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: July 22, 2008	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature) J.C. Stefan Spicer, President & CEO

2

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

Item 1. – Reporting Issuer:

Central Fund of Canada Limited (“Central Fund”)

1323 15th Avenue S.W., Suite 805

Calgary, Alberta

T3C 0X8

Item 2. – Date of Material Change:

July 22, 2008

Item 3. – Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on July 22, 2008 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

On July 15, 2008, Central Fund announced that it entered into an underwriting agreement with CIBC World Markets Inc. under which the underwriter agreed to buy and sell to the public, in all the provinces and territories of Canada except Québec, and in the United States, under the multijurisdictional disclosure system, 9,630,000 Class A Shares of Central Fund at U.S.$13.50 per Class A Share, with a right to increase the size of the offering by end of day on July 15, 2008 by up to an additional 1,485,000 Class A Shares at the same price. On July 22, 2008, Central Fund announced that it completed the sale of 11,115,000 Class A Shares at a price of U.S.$13.50 per Class A Share to CIBC World Markets Inc. and raised total gross proceeds of U.S.$150,052,500.

Item 5. – Full Description of Material Change:

Please see the attached Schedule “A”.

Item 6. – Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

2.

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

J. C. Stefan Spicer, President and Chief Executive Officer

Telephone:	(905) 648-7878
Facsimile:	(905) 648-4196
e-mail:	info@centralfund.com

Item 9. – Date of Report:

July 22, 2008

SCHEDULE “A”

CENTRAL FUND CLOSES U.S.$150,052,500 CLASS A SHARE ISSUE

FOR IMMEDIATE RELEASE

on July 22, 2008

to Marketwire

and U.S. Disclosure Circuit

TSX SYMBOLS: CEF.A and CEF.U

AMEX SYMBOL: CEF

TORONTO, Ontario (July 22, 2008) - Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta is pleased to announce that it has completed the sale of 11,115,000 Class A Shares of Central Fund at a price of U.S.$13.50 to CIBC World Markets Inc. (the “Underwriter”), raising total gross proceeds of U.S.$150,052,500.00. The Class A Shares offered were primarily sold to investors in Canada and in the United States under the multijurisdictional disclosure system.

The underwritten price of U.S.$13.50 per Class A Share was non-dilutive and accretive for the existing shareholders of Central Fund. In keeping with the policies established by the board of directors of Central Fund, Central Fund has invested substantially all of the net proceeds of the issue (after deducting fees payable to the Underwriter and expenses of the issue) in gold and silver bullion, with the balance of the net proceeds reserved for additional bullion purchases and working capital purposes. It is anticipated that the additional capital raised by the issue will assist Central Fund’s objective of reducing the annual expense ratio in favour of all shareholders of Central Fund.

The new total of issued and outstanding Class A Shares of Central Fund is 140,567,713. The investment holdings of Central Fund are now represented by approximately 897,982 fine ounces of gold, 44,893,456 ounces of silver and U.S.$38,385,618 in cash.

The Class A Shares of Central Fund are qualified investments for RRSPs, DPSPs, RRIFs, RESPs and RDSPs. The Class A Shares are also eligible investments in the United States for various regulated investors and accounts.

Central Fund has filed a prospectus supplement to the base shelf prospectus and registration statement dated March 31, 2008 with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. An investor should read the base shelf prospectus including the prospectus supplement and any other documents Central Fund has filed with the securities commissions in each of the provinces and territories of Canada, except Quebec, and the SEC for more complete information about Central Fund and this offering. You may obtain a copy of the base shelf prospectus and a prospectus supplement in respect of the offering filed in the United States from CIBC World Markets Corp., 300 Madison Avenue, New York, New York 10017 or request a copy by telephone at 212-667-7014. You may obtain a copy of the base shelf prospectus and a prospectus supplement in respect of the offering filed in Canada from CIBC World Markets Inc., by requesting a copy by fax 416-594-7242 or telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central Fund’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central Fund’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (est. 1961) is an exchange tradeable refined gold and silver bullion holding company. Central Fund’s Class A Shares are qualified for inclusion in many North American regulated accounts. Bullion holdings are stored on an unencumbered, allocated, segregated and insured basis in the treasury vaults of a major Canadian bank and are counted semi-annually in the presence of Central Fund’s auditors and bank representatives. Class A Shares are quoted on the AMEX, symbol CEF and the TSX, symbol CEF.A (Cdn.$) and CEF.U (U.S.$).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878

Website: www.centralfund.com Email: info@centralfund.com.